UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated November 11, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 11, 2024 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Dividend Distribution and Reserve Withdrawal

Dear Sirs,

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that today the Board of Directors of Telecom Argentina, in exercise of the authority delegated to it by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, resolved:

To make a dividend distribution in kind through the distribution to its shareholders of Global Bonds of the Republic of Argentina amortizable in U.S. Dollars, maturing on July 9, 2030 (Code GD30 - ISIN US040114HS26) (the “2030 Global Bonds”), from the portfolio owned by the Company, with a nominal value of US$ 145,602,795, at a ratio of US$ 0.067606262 nominal value of Global Bonds 2030 for each share of the Company, partially withdrawing from the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency" an amount of AR$ 115,725,101,466.

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 11, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations